Attitude Drinks Incorporated

712 U.S. Highway 1, Suite #200

North Palm Beach, Florida 33408

October 10, 2014

Brian V. McAllister	VIA EDGAR
Staff Accountant	CORRESPONDENCE
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Attitude Drinks Incorporated

Form 8-K

Filed August 21, 2014

Amendment to Form 8-K

Filed October 6, 2014

File No. 000-52904

Dear Mr. McAllister:

This letter sets forth the response of Attitude Drinks Incorporated (“Attitude” or the “Company”) to the Staff’s comment letter dated October 6, 2014.

Comment Letter Dated October 6, 2014

Form 8-K/A filed on October 6, 2014

1. We note your response to prior comment one from our letter dated August 25, 2014 and see that your disclosures continue to represent that you have not had any disagreements with your former auditor through the interim period ended December 31, 2013. Please revise to disclose whether you have had any disagreements through the most recent interim period that has elapsed prior to their dismissal. We understand that you dismissed your former auditor on August 14, 2014 and as a result, your most recent interim period would be quarter ended June 30, 2014.

Response: Due to a lack of financing capital, we have not completed the annual audit or filed the Form 10-K for the fiscal year ended March 31, 2014 as well as the Form 10-Q for the three months ended June 30, 2014. As our previous auditor did not do any work on these filings, there were no disagreements after December 31, 2013 and up to August 14, 2014. After the dismissal of the previous auditor on August 14, 2014, we have engaged our new auditor to complete the annual audit and to file the Form 10-K for March 31, 2014 in late October, 2014 or early November, 2014 as well as to complete and file the Form 10-Q for June 30, 2014 as soon as we can after the Form 10-K filing.

2. We note that you have provided a letter from your former accountant at Exhibit 16.1(a) to the amended Form 8-K in response to prior comment two. However, the letter refers to a Form 8-K that was dated August 19, 2014, rather that the date carried on the report cover page of the original Form 8-K, or August 20, 2014. Please obtain and file a letter from your former auditor which makes reference to the correct date of the Form 8-K report or makes reference to the filing date of your next amendment.

Response: We have requested and received an updated letter from our previous auditor that is dated August 20, 2014 to agree with the same date as our August 20, 2014 Form 8-K report. We will include that new letter as Exhibit 16.1 (a) in Amendment 2 to the Form 8-K

If you agree with the above responses, we will file Amendment 2 to the August 20, 2014 Form 8-K to include the above responses and revised auditor’s letter. Once we receive your approval, we will file the Form 8-K/A-2 during the week ended October 17, 2014 to include all needed changes and exhibits.

We also acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Attitude Drinks Incorporated

By: /s/ Tommy E. Kee

Name: Tommy E. Kee

Title: Chief Financial Officer and Principal Accounting Officer